     Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Savvis, Inc.
Commission File No.: 000-29375

# CenturyLink to Acquire Savvis

*Briefing for Industry Analysts*

June 2011

CenturyLink™

SAVVIS

# Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, accretion and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis' stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis' operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Savvis' reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CenturyLink™

SAVVIS.

# About CenturyLink


CenturyLink
Corporate
Headquarters

CenturyLink is the third largest telecommunications company in the United States. The company provides broadband, voice and wireless services to consumers and businesses across the country. It also offers advanced entertainment services under the CenturyLink™ Prism™ TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers.

CenturyLink™

SAVVIS.

# CenturyLink Vital Statistics

## General

| | |
|---|---|
| Corporate Headquarters | Monroe, LA |
| Regional Headquarters | Apopka (Orlando), FL; Denver, CO; Minneapolis, MN; Phoenix, AZ; Seattle, WA; Wake Forest, NC |
| Local Service Area | 37 states |
| Access Lines | 15.4 million (pro forma as of 12/31/10) |
| High-speed Internet Customers | 5.3 million (pro forma as of 12/31/10) |
| Wireless Customers | 1.1 million (pro forma as of 12/31/10) |
| Satellite TV Customers | 1.6 million (pro forma as of 12/31/10) |
| Prism (IPTV) | Eight markets - Orlando, FL; Ft Myers/Naples, FL; Tallahassee, FL; Columbia, MO; Jefferson City, MO; Raleigh/Durham, NC; Las Vegas, NV; and La Crosse, WI |
| Total Employees | Approximately 47,500 (as of 5/5/11) |
| Annual Revenues | Annual pro forma revenues of $18.5 billion (as of 12/31/10) |

## Data Hosting

| | |
|---|---|
| Hosting + Colocation Revenue | Annual revenues of $227 million (as of 12/31/10) |
| Data Centers | 16 (as of 5/5/11) |
| Customers | Primarily large enterprise accounts; some NRA and federal government business |
| Network | Tier 1 OC-192 Internet backbone with 17,000 + miles of fiber |
| Product Offerings | Managed hosting and Colocation services |
| Hosting Employees | 400+ (as of 5/5/11) |

CenturyLink™

SAVVIS.

# Merged CenturyLink/Qwest Provides Strong Platform for Delivering Hosted Services

- Enhanced Focus on Enterprise Business
  - "[The merger] significantly increases our enterprise business revenue streams, which we believe will provide a foundation of future growth, especially considering the increasing demand for data communications."
    - Glen Post, CenturyLink CEO and President
- Significant Existing Enterprise Hosting Business
- Track Record of Selling Hosting to Enterprise Customers
- State-of-the-Art Global Backbone Network Connectivity
- Expanded Addressable Hosting Market for SaaS, IaaS and PaaS Opportunities vs. Traditional Hosting Providers
- Well-positioned to Participate in SMB Hosting Business As Market Evolves

CenturyLink™

SAVVIS.

# About Savvis


SAVVIS.

Savvis is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including 32 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing.

CenturyLink™ SAVVIS.

# Savvis Vital Statistics

## Who We Are

- St. Louis-based global IT outsourcing provider of managed services, colocation and network infrastructure for enterprises
  - ~2,500 global clients
    - Enterprise base
    - Long-term contracts
  - ~2,450 employees
- Extensive and flexible enterprise-class managed services product suite
  - Dedicated hosting
  - Dedicated and shared clouds
  - Security and storage
  - Hosting professional services
- 2011E Revenue and EBITDA of $1 billion and $290 million, respectively
  - Managed hosting growth of ~25%

## 2010 Segment Revenue Breakdown


Managed
34%
Colocation
38%
Network
28%

## 2010 Geographic Revenue Breakdown


EMEA
13%
Asia
4%
North America
83%

CenturyLink™

SAVVIS.

# Savvis Acquisition Will Make CenturyLink A Global Leader in Cloud and Managed Services

- Positions CenturyLink to Participate in Multibillion-Dollar Global Market Opportunity
  - Managed services and cloud services represent a combined market of approximately $29 billion today
  - Managed services are expected to grow at approximately 20% CAGR, while cloud services are expected to grow at more than 70% CAGR to reach a combined market of more than $50 billion in 2013

    Source: Tier 1 Research
- Provides Scale and Financial Strength Required to Serve the Market by Significantly Expanding Global Footprint
  - More data centers
  - Enhanced product depth with global footprint
  - Enhanced network assets
- Combines Savvis Managed Hosting Expertise with CenturyLink Enterprise Network Services Business
- Leverages CenturyLink's Customer Relationships

CenturyLink™ SAVVIS

# Savvis + CenturyLink Hosting Resources

| | Savvis | Savvis + CenturyLink |
|---|---|---|
| Data centers in NA, Europe, Asia (a) | 32 | 48 |
| Floor space | 1.5 m. sq. ft. | 1.9 m. sq. ft |
| Network | 17,000 miles | 207,000 miles |
| Revenue (b) | $933 million | $19.4 billion |
| Clients | 2,500 unique clients | 5.3 m. broadband<br>1.6 m. video subs.<br>15.4 m. access lines<br>Nearly 1.1 m. wireless |
| Employees (approx.) (c) | 2,500 | 50,000 |

(a) All figures on this chart are as of 12/31/10, except employee count.
(b) Pro forma
(c) As of 5/5/11

CenturyLink™

SAVVIS

# Savvis + CenturyLink North American Hosting Infrastructure



CenturyLink
June 7, 2011
Route Legend
CenturyLink National Network
SAVVIS Network
SAVVIS DATA Centers
CenturyLink DATA Centers
Vancouver
Seattle
Santa Clara
San Jose
Los Angeles
Albuquerque
Denver
Minneapolis
Chicago
St. Louis
Dallas
Columbus
Atlanta
Tampa
Toronto
Montreal
Boston
New Jersey
Philadelphia
Washington D.C.

*This map shows the network routes that Savvis and CenturyLink currently use to serve our data hosting centers. These routes are subject to change in the future without notice.*

**CenturyLink Proprietary and Confidential**

# Savvis + CenturyLink International Hosting Infrastructure

## Europe

**Germany - Frankfurt:** 2 3rd party data centers

**United Kingdom – London:** 3 Savvis data centers

## Asia

**China – Hong Kong:** 2 3rd party data centers

**India – Bangalore:** 3rd party data center

**India – Mumbai:** 3rd party data center

**Japan – Tokyo:** Savvis data center

**Singapore:** Savvis data center

CenturyLink™

SAVVIS

# Savvis + CenturyLink Customer Benefits

- Offers customers one-stop access to combined industry leaders in IT infrastructure management and networking
- Delivers world class colocation, managed hosting, and cloud-based services over an expanded network footprint in North America, Europe, Asia, and Australia
- Allows customers to specify and right size their data center and backbone network requirements more holistically
- Provides enhanced financial resources to fund product innovations, improved service delivery, and future footprint expansion
- Allows customers to deploy data center applications faster and more flexibly while reducing operational costs
- Allows customers to meet the expectations of increasingly complex business demands; more empowered, technical savvy employees; and business ready, self-service technologies

CenturyLink™

SAVVIS.

# Appendix

CenturyLink™ + SAVVIS

# Transaction Summary

| | |
|---|---|
| Transaction Value | • $3.2 billion, including net debt of ~$700 million as of 3/31/2011 |
| Consideration | • $40 per Savvis share<br>• $30 in cash and $10 in shares of CenturyLink common stock (a) |
| Estimated Synergies | • Approximately $70 million of annual run-rate cost synergies |
| Estimated Transaction Multiples (b) | • 10.9x / 8.8x 2011E EBITDA (before / after run-rate synergies) |

(a) Savvis shareholders will receive a fraction of a CenturyLink share equal to dividing $10 by the 30-day pre-close CenturyLink VWAP subject to a maximum of 0.2905 per share.
(b) Based on the latest public filings; equity value based on fully diluted shares using treasury stock method.

CenturyLink™

SAVVIS.

# Transaction Summary (cont.)

| | |
|---|---|
| Accretion | • Free cash flow accretive in first year after closing |
| Closing Conditions | • HSR and FCC; Savvis shareholder approval; and other customary closing conditions |
| Anticipated Closing | • 2H 2011 |
| Management | • Led primarily by key members of the Savvis leadership team including CEO Jim Ousley<br>• Integrated hosting business will operate as a business unit of CenturyLink, based in St. Louis |

# Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink filed with the SEC a registration statement on Form S-4 (File No. 333-174291). The registration statement includes a preliminary prospectus of CenturyLink that also constitutes a preliminary proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Savvis will deliver the definitive proxy statement/prospectus to its stockholders when it is available. **The registration statement and the preliminary proxy statement/prospectus contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information.** Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink's website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis' website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

**Participants in the Solicitation of Proxies**

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink's directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis' directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger is set forth in the preliminary proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.